Exhibit 99.5

No. S142002

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS
 ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING
COASTAL CONTACTS INC., THE SHAREHOLDERS OF COASTAL CONTACTS INC., ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A. AND 8800499 CANADA INC.

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

TO:                           The Shareholders of Coastal Contacts Inc.

The Director, Canada Business Corporations Act

TAKE NOTICE THAT the petition (the “Petition”) of Coastal Contacts Inc. (“Coastal”) filed with the Supreme Court of British Columbia (the “Court”) in the Vancouver Registry on March 13, 2014, for approval of an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving Coastal, Essilor International (Compagnie Générale d’Optique), S.A., 8800499 Canada Inc., and the holders (the “Shareholders”) of common shares (“Common Shares”) of Coastal, will be heard on April 23, 2014 at 9:45 a.m.

AND NOTICE IS FURTHER GIVEN that by an order made after application (the “Interim Order”) of the Supreme Court of British Columbia, pronounced on March 17, 2014, the Court has given directions as to the calling and holding of a meeting of Shareholders for the purpose of the Shareholders voting upon a resolution to approve the Arrangement.  The Court has ordered that the Shareholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 190 of the CBCA, as modified by the Interim Order, the Final Order and Article 4 of the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN THAT at the hearing of the Petition, the Petitioner intends to seek orders and declarations as follows:

(a)                                 an order that the Arrangement and its terms and conditions are approved;

(b)                                 a Declaration that the terms and conditions of the Arrangement are fair and reasonable;

(c)                                  a Declaration that the Arrangement will be binding upon the Petitioner and its Shareholders upon taking effect;

(d)                                 a Declaration that the Arrangement will take effect as of the Effective Time; and

(e)                                  any other order for such relief as this Court shall deem just.

AND NOTICE IS FURTHER GIVEN that if any Shareholder desiring to support or oppose the Petition may appear at the time of the hearing (either in person or by counsel), provided that such Shareholder files a Response to Petition with the Court in the form prescribed by the B.C. Supreme Court Civil Rules and delivers a copy of the filed Response to Petition and any affidavits and other materials upon which the Shareholder intends to rely, on or before 12:00 p.m. (Vancouver time) on April 21, 2014, to the solicitors for Coastal at the address for delivery set out below. If any such Shareholders do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Petitioner and that in the event the hearing of the Petition is adjourned, only those persons who have filed a Response to Petition in the form prescribed by the B.C. Supreme Court Civil Rules will be notified.

A copy of the said Petition and other documents in these proceedings will be furnished to any Shareholder or any other party who is affected by the Petition who requests the same (in writing) from the under mentioned solicitors for the Petitioners:

McCarthy Tétrault LLP

Suite 1300 — 777 Dunsmuir Street

Vancouver, British Columbia V7Y 1K2

Attention: Miranda Lam

At the hearing of the final application, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

Duration of hearing

It has been agreed by the parties that the hearing will take 10 minutes.

Jurisdiction

This matter is not within the jurisdiction of a master.

DATED: March 18, 2014